EXHIBIT 99.1

Foremost Clean Energy Announces Approval of the Winston Gold and Silver Spin-Out and Additional Results from AGSM

Immediately prior to the closing (the “Effective Date”), all Foremost shareholders are expected to receive two shares of Rio Grande for every one share of Foremost they hold

VANCOUVER, British Columbia, Dec. 23, 2024 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”), an emerging North American uranium and lithium exploration company, is pleased to announce that shareholders of Foremost (“Shareholders”) have approved the previously announced plan of arrangement (the “Arrangement”) under which the Company will spin-out its gold and silver properties located in Sierra County, New Mexico, United States (collectively, the “Winston Property”) to Shareholders through Rio Grande Resources Ltd. (“Rio Grande”), a wholly-owned subsidiary of the Company.

At the annual general and special meeting of the Shareholders (the “Meeting”) held on December 20, 2024, the special resolution of the Arrangement was approved by 99.86% of the votes cast by Shareholders either in person or by proxy. All other matters considered at the Meeting were also approved in accordance with management’s recommendations, which include:

(a)	setting the size of the Company’s board of directors (the “Board”) at six (6), and electing the following individuals as directors for the ensuing year: Jason Barnard, David Cates, Johnathan More, Andrew Lyons, Douglas L. Mason, and Amanda Willett;

(b)	appointing MNP LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and authorizing the Board to fix the remuneration to be paid to the auditor;

(c)	approving the Company’s amended stock incentive plan; and

(d)	approving a stock incentive plan of Rio Grande, effective as of the Effective Date of the Arrangement.

Jason Barnard, President and CEO, states: "Today marks a significant milestone for our company as the plan of arrangement to spin out the Winston Gold Silver Property has been overwhelmingly approved by our shareholders. I want to extend my heartfelt gratitude to all our investors for their trust and support in this vision. I would also like to take a moment to thank Mike McLeod, our outgoing board member, for his years of dedicated service and invaluable contributions to our organization. Mike's commitment to excellence has been instrumental in shaping our journey, and we wish him well in his retirement.”

Pursuant to the terms and conditions of the Arrangement, each Shareholder as of immediately prior to the closing date of the Arrangement (the "Effective Date"), will receive two common shares of Rio Grande (the “Rio Shares") for each common share of Foremost (each a "Foremost Share"). Completion of the Arrangement remains subject to approvals and customary closing conditions, including the Supreme Court of British Columbia (the “Court”), anticipated on or around January 10, 2025, and from the Canadian Securities Exchange (the “CSE”).

Upon the completion of the Arrangement, Shareholders will hold shares in two public companies: Foremost, an emerging North American uranium and lithium exploration company with assets in Saskatchewan, Manitoba and Quebec and Rio Grande, a company focused on the exploration and development of the Winston Property. Subject to the required approvals, the Foremost Shares will continue trading on the CSE under the symbol FAT and on the NASDAQ Capital Market (“NASDAQ”) under the symbol FMST. Additionally, subject to approval from the CSE, the Rio Shares will commence trading on the CSE., Rio Grande will also become a reporting issuer in the provinces of British Columbia, Alberta and Ontario with its principal regulator being the British Columbia Securities Commission.

The confirmed Effective Date of the Arrangement expected to occur in January 2025. Further details and will be announced in a separate news release upon closing.

New Director Appointment – Amanda Willett

Amanda Willett was elected to the Board at the Meeting, as the Company’s newest independent director. Ms. Willett is the Vice President Legal and Corporate Secretary at Denison Mines Corp. (“Denison”). Prior to joining Denison in 2016, her career began at prestigious Canadian business law firms, Stikeman Elliott LLP in Toronto and Blake, Cassels & Graydon LLP in Vancouver, primarily in the fields of mergers and acquisitions, joint ventures, securities offerings, and corporate governance, with a particular focus on the dynamic mining sector. She holds an LL.B. from Osgoode Hall Law School and an MBA from the Schulich School of Business and is a member of both the Ontario and British Columbia Bars.

Management believes that Ms. Willett’s integrity and depth of experience in corporate and securities law and corporate governance makes her an invaluable asset to the Board of Foremost.

Confirmation of Executive

Following the Meeting, the Board met and confirmed the appointment of the following executive officers of the Company:

Jason Barnard	President and Chief Executive Officer
Douglas L. Mason	Chairman (non-executive)
Dong Shim	Chief Financial Officer
Christina Barnard	Chief Operating Officer
Kelly Pladson	Corporate Secretary

Additional information regarding each of the items approved at the Meeting, including a summary of the terms and conditions of the Arrangement is set out in the Company’s management information circular (the “Materials”) A report of voting results along with the Materials can be found filed on the Company’s SEDAR+ profile at www.sedarplus.ca, Edgar profile at www.SEC.com and website at https://foremostcleanenergy.com/investors/shareholder-meeting.html.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is an emerging North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison (TSX: DML, NYSE American: DNN), through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward looking statements. Such forward-looking statements and forward-looking information include, but are not limited to, statements concerning the consummation and timing of the Arrangement, the satisfaction or waiver of the conditions to closing, including obtaining conditional approval of the Arrangement from the CSE and NASDAQ, as required, the listing of the Spinco Shares on the CSE, Court approval of the Arrangement and the proposed benefits of the proposed Arrangement. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties, the satisfaction of the conditions to the Arrangement, risks and uncertainties associated with the environment and delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings on SEDAR+ and Edgar. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile at on SEDAR+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.